UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 12, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Reports 2015 Third Quarter Results

Net earnings of $15.7 million ($0.26 diluted earnings per share) and Adjusted EBITDA of $26.8 million

MONTREAL, QUEBEC and SARASOTA, FLORIDA – November 12, 2015 - Intertape Polymer Group Inc. (TSX:ITP) (the “Company”) today released results for the third quarter ended September 30, 2015. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers.

Third Quarter 2015 Highlights (as compared to second quarter 2015):

•	Revenue increased 2.1% to $200.6 million in line with expectations and due mainly to increased demand for certain tape products.

•	Gross margin decreased to 21.3% from 21.6% due to an increase in manufacturing overhead related to planned annual maintenance shut downs of certain manufacturing facilities and unfavourable product mix.

•	Net earnings increased $3.9 million to $15.7 million.

•	Adjusted EBITDA* decreased 1.1% to $26.8 million.

•	Cash flows from operating activities increased 31.3% to $33.8 million.

•	Free cash flows* increased 18.4% to $23.2 million.

•	The Company experienced an aggregate net negative impact of $1.9 million in the third quarter of 2015 related to the South Carolina Project as a result of South Carolina Duplicate Overhead Costs and the production yield and operating inefficiencies related to the ramp-up of duct tape production.

•	The Company still expects to realize approximately $13 million of cost savings upon the completion of the South Carolina Project.

*	Non-GAAP financial measure. For definitions and a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

Other Announcements:

•	On October 6, 2015, the Company announced the temporary shut down of its manufacturing facility in Columbia, South Carolina, due to significant rainfall and subsequent severe flooding in South Carolina. On October 23, the Company confirmed that it had shut down the Columbia facility permanently.

•	On November 2, 2015, the Company acquired RJM Manufacturing, Inc. (d/b/a TaraTape), a manufacturer of filament and pressure sensitive tapes for a purchase price of $11.0 million.

•	On November 11, 2015, the Board of Directors declared a dividend of $0.13 per common share payable on December 31, 2015 to shareholders of record at the close of business on December 15, 2015, and adopted an advance notice by-law relating to the election of directors.

•	The Toronto Stock Exchange has approved an amendment to the Company’s normal course issuer bid (“NCIB”) as a result of which the Company will be entitled to repurchase for cancellation up to 4,000,000 common shares. The previous maximum was 2,000,000 common shares.

“Third quarter revenue, gross margin and adjusted EBITDA were in line with our expectations. Despite planned maintenance programs at certain manufacturing facilities, we are pleased with the solid performance of our 11 plants. During the quarter, as expected, we reported a decline in manufacturing cost inefficiencies related to our duct tape production in the new Blythewood facility with the most significant improvement occurring toward the end of the quarter,” indicated Greg Yull, President and CEO.

“As announced a few weeks ago, following severe flooding and extensive damages, the decision was made to move ahead the permanent shut down of the Columbia facility by approximately eight to nine months. Masking tape production for certain product lines has since been transferred to Blythewood where we have begun the ramp-up of sales to our customers.

“The Company believes that it has sufficient property and business interruption insurance coverage related to the Columbia facility, and expects that the losses will be substantially covered by those insurance policies. However, at this stage, the timing of the resolution of the claim with our insurer is difficult to determine.

“The solid progress with duct tape production gives us increased confidence in executing the masking tape production transfer. We also continue to work actively on M&A opportunities of various sizes as well as our capital expenditures plan for 2016,” concluded Mr. Yull.

On November 11, 2015, the Board of Directors declared a dividend of $0.13 per common share payable on December 31, 2015 to shareholders of record at the close of business on December 15, 2015. This dividend has been designated by the Company as an “eligible dividend” as defined in Subsection 89(1) of the Income Tax Act (Canada).

Revenue for the third quarter of 2015 totalled $200.6 million, a 4.1% decrease from $209.1 million for the third quarter of 2014. The decrease in revenue was primarily due to a decrease in average selling price, including the impact of product mix, of approximately 7% or $14.8 million due to an unfavourable product mix, the unfavourable impact of the stronger US dollar, and lower selling prices driven by lower petroleum-based raw material costs. In addition, $5.6 million in sales were attributed to the commissioning of the South Carolina Project and therefore were accounted for as a reduction of revenue and a reduction of the cost of the South Carolina Project. This reduction in revenue did not have a significant impact on gross profit as the related cost of sales was also applied to the cost of the South Carolina Project.

The above-mentioned factors were partially offset by an increase in sales volume of approximately 3.4% or $7.0 million due to increased demand for certain tapes and woven products. In addition, $4.8 million of revenue was generated by the Better Packages operations acquired on April 7, 2015.

Revenue for the third quarter of 2015 increased 2.1% from $196.6 million for the second quarter of 2015. The increase in revenue was due to an increase in sales volume of approximately 2% or $4.6 million primarily driven by increased demand in certain tape products as well as revenue generated by the Better Packages operations.

Gross margin was 21.3% in the third quarter of 2015 and 19.4% in the third quarter of 2014. Gross margin increased primarily due to an increase in the spread between selling prices and lower raw material costs, the non-recurrence of the Brantford Pension Charge and the favourable impact of the Company’s manufacturing cost reduction programs, partially offset by an unfavourable product mix, an increase in manufacturing inefficiencies mainly related to the South Carolina Project, an increase in certain manufacturing costs, and the unfavourable impact of the stronger US dollar.

Gross margin decreased from 21.6% for the second quarter of 2015. This decrease was primarily due to higher manufacturing overhead related to planned annual maintenance shut downs of certain manufacturing facilities, an unfavourable product mix and an increase in South Carolina Duplicate Overhead Costs, partially offset by an increase in the spread between selling prices and raw material costs.

Net earnings for the third quarter of 2015 totalled $15.7 million ($0.26 diluted earnings per share), a $9.6 million increase from $6.0 million ($0.10 diluted earnings per share) for the same period in 2014. The increase in net earnings was primarily due to a decrease in selling, general and administrative expenses (“SG&A”) relating to a reduction in stock-based compensation expenses, an increase in gross profit, a decrease in manufacturing facility closures, restructuring and other related charges, and a reduction in finance costs.

Adjusted net earnings* for the third quarter of 2015 decreased to $12.9 million ($0.21 diluted adjusted earnings* per share) from $14.0 million ($0.22 diluted adjusted earnings* per share) for the same period in 2014. The decrease in adjusted net earnings* was primarily due to an increase in income tax expense and research expenses, partially offset by a decrease in finance costs and an increase in gross profit.

Adjusted EBITDA* totalled $26.8 million for the third quarter of 2015, a 1.2% decrease from $27.1 million for the same period in 2014 and a 1.1% decrease from $27.1 million for the second quarter of 2015. The decrease in adjusted EBITDA* compared to the third quarter of 2014 was primarily due to an increase in research expenses. The decrease in adjusted EBITDA* compared to the second quarter of 2015 was primarily due to an increase in research expenses and a decrease in gross profit.

Cash flows from operating activities increased in the third quarter of 2015 by $3.7 million to $33.8 million from $30.1 million for the same period in 2014, primarily due to a larger decrease in inventory due to higher raw material pre-buys in the third quarter of 2014 and a smaller increase in prepaid expenses to fund compensation payments through the Company’s external payroll service provider. These changes were partially offset by a smaller increase in accounts payable and accrued liabilities primarily related to the timing of payments for inventory and lower expected annual variable compensation and customer incentives payments.

Free cash flows* increased in the third quarter of 2015 by $2.2 million to $23.2 million from $21.0 million for the same period in 2014, due to higher cash flows from operating activities, partially offset by higher capital expenditures.

As of September 30, 2015, the Company had total cash and loan availability of $173.6 million. Net debt as of September 30, 2015 was $143.6 million, an increase of $28.7 million from December 31, 2014. The debt to trailing twelve month adjusted EBITDA* ratio was 1.6 as of September 30, 2015. Net debt is calculated as long-term debt plus installments on long-term debt less cash.

Columbia, South Carolina Flood Update

On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding. The damages sustained were considerable and resulted in the facility being shut down permanently. The Company had planned to shut down this facility by the end of the second quarter of 2016 so this represents a timeline of eight to nine months earlier. Production of duct tape at the new Blythewood, South Carolina facility was not affected by the flooding and was shut down for only two days in order to ensure it was safe for employees to return to work.

The Company, along with its insurers and advisors, continues to assess the damage. The Company believes that it has sufficient property and business interruption insurance coverage, and expects that the losses exceeding the $0.5 million deductible will be substantially covered by those insurance policies.

The shut down of the Columbia facility has impacted the production of several masking tape and stencil products that represent approximately $55 million of total annualized sales. The Company is taking all reasonable measures to ensure that customers’ needs are met.

Production of masking tape and stencil is being relocated to other IPG facilities such as the Marysville, Michigan and Blythewood facilities. Any masking tape production temporarily moved to the Marysville facility will subsequently be transferred to Blythewood. The transfer of masking tape production to the new Blythewood facility represents an acceleration of the previously announced schedule of the end of the second quarter of 2016. As such, the Company expects that it will incur additional costs relating to operating inefficiencies in the start-up phase of the masking tape production. It is expected that these additional costs will be covered by existing insurance policies, but until these losses are experienced and insurance claims are accepted, the Company’s guidance for cost savings from the South Carolina Project remains unchanged.

At this time, the Company estimates the loss on damaged inventory to be approximately $4 million and impairment of property, plant and equipment, for accounting purposes, to be approximately $1 million. In addition, the Company expects, but is currently unable to provide a reliable estimate for, insurance claim proceeds as well as losses related to: property damage, business interruption (including, but not limited to, lost revenue), site clean-up and environmental remediation, and professional fees related to the insurance claim process.

South Carolina Project Update

The “South Carolina Project” refers to the previously announced relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation. This project involves moving the Company’s duct tape and masking tape production to a new state-of-the-art facility in Blythewood, South Carolina as well as moving flatback tape production to the Company’s existing facility in Marysville, Michigan. “South Carolina Duplicate Overhead Costs” are temporary operating cost increases related to operating both plants in South Carolina simultaneously and performing planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the South Carolina Project.

As previously announced, there are ongoing production yield and operating inefficiencies related to the ramp-up of duct tape production that were expected to have a negative impact on results in the quarter despite continued production improvements. As a result, the Company experienced a net negative impact of $0.6 million, $1.3 million and $1.9 million on gross profit and adjusted EBITDA for the third quarter, second quarter and first nine months of 2015, respectively.

South Carolina Duplicate Overhead Costs included in gross profit were approximately $1.3 million, $0.8 million and $4.3 million for the third quarter, second quarter, and first nine months of 2015, respectively. As a result of the unexpected permanent shut down of the Columbia manufacturing facility due to the flood damage discussed in the section above, the Company no longer expects to incur South Carolina Duplicate Overhead Costs as of October 4, 2015.

As the Company was in the process of commissioning the duct tape production line throughout the second and third quarters of 2015, $5.6 million and $10.5 million of sales attributed to the commissioning efforts were accounted for as a reduction of revenue (“South Carolina Commissioning Revenue Reduction”) and a reduction of the cost of the South Carolina Project for the three and nine months ended September 30, 2015, respectively. However, the impact on gross profit and capital expenditures was not significant due to the requirement to offset this revenue with the associated cost of sales in the reclassification of the related gross profit as a reduction of the capital expenditures.

As of September 30, 2015, capital expenditures for the South Carolina Project since inception total $55.0 million. South Carolina Project capital expenditures recorded were $1.9 million and $6.0 million for the three and nine months ended September 30, 2015, respectively. Total capital expenditures relating to the South Carolina Project from inception to the completion of the project are expected to increase from the previously announced $55 million mainly as a result of additional commissioning efforts, although a portion of the commissioning costs related to masking tape and stencil production may be offset by insurance recoveries.

Outlook

Considering the uncertainty of numerous variables associated with the Columbia, South Carolina facility storm damage, the Company is limiting its guidance at this time to the following:

•	Adjusted EBITDA in the fourth quarter of 2015, excluding the majority of the various impacts of the Columbia, South Carolina flood, is anticipated to be higher compared to the fourth quarter of 2014.

•	Manufacturing cost reductions for 2015 are expected to be between $9 and $12 million, consistent with the guidance provided in connection with the earnings release for the second quarter of 2015.

•	Total capital expenditures for 2015 are expected to be between $32 and $37 million, consistent with the guidance provided in connection with the earnings release for the second quarter of 2015. Total capital expenditures for 2016 are expected to be greater than $40 million.

•	The Company expects the effective tax rate for the fourth quarter of 2015 and full year 2016 to remain at approximately 25% to 30%, assuming the geographic source of earnings is consistent with first nine months of 2015.

•	Cash taxes paid in 2015 are expected to be between $5 and $6 million and are expected to be approximately half of the income tax expense in 2016, primarily due to the Company’s expectation to utilize the majority of its US net operating losses in 2015.

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share, and free cash flows. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they permit investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance because they believe that they permit management and the Company’s lenders to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended			Nine months ended
	Sept. 30, 2015	June 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014

	$	$	$	$	$
Net earnings	15.7	11.7	6.0	39.2	29.8
Interest and other finance costs	0.3	1.4	1.5	1.6	3.8
Income tax expense	6.3	4.7	6.9	15.4	21.8
Depreciation and amortization	6.6	6.9	6.8	20.3	19.5

EBITDA	28.8	24.8	21.2	76.5	74.8
Manufacturing facility closures, restructuring and other related charges	0.2	0.1	1.6	1.0	4.0
Stock-based compensation expense (benefit)	(1.2)	2.1	3.2	0.9	3.2
Impairment of long-lived assets and other assets	0.0	—	0.0	0.0	0.0
Loss (gain) on disposal of plant, property and equipment	(1.0)	0.0	(0.2)	(1.0)	(0.1)
Other Item: Brantford pension charge	—	—	1.3	—	1.3

Adjusted EBITDA	26.8	27.1	27.1	77.5	83.3

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; (vii) other discrete items as shown in the table below; and (viii) the income tax effect of these items. The term “adjusted net earnings

(loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes that it permits management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes that it permits management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted Net Earnings Reconciliation to Net Earnings

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended			Nine months ended
	Sept. 30, 2015	June 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014

	$	$	$	$	$
Net earnings	15.7	11.7	6.0	39.2	29.8
Manufacturing facility closures, restructuring and other related charges	0.2	0.1	1.6	1.0	4.0
Stock-based compensation expense (benefit)	(1.2)	2.1	3.2	0.9	3.2
Impairment of long-lived assets and other assets	0.0	—	0.0	0.0	0.0
Loss (gain) on disposals of property, plant and equipment	(1.0)	0.0	(0.2)	(1.0)	(0.1)
Other Item: Brantford pension charge	—	—	1.3	—	1.3
Income tax effect of these items	(0.7)	0.1	2.0	(0.4)	2.3

Adjusted net earnings	12.9	14.1	14.0	39.7	40.5

Earnings per share

Basic	0.26	0.20	0.10	0.65	0.49
Diluted	0.26	0.19	0.10	0.64	0.48

Adjusted earnings per share

Basic	0.22	0.24	0.23	0.66	0.67
Diluted	0.21	0.23	0.22	0.65	0.65

Weighted average number of common shares outstanding

Basic	59,785,871	59,727,825	60,790,184	59,992,401	60,804,653
Diluted	60,879,777	61,739,717	62,457,931	61,145,526	61,925,183

Free Cash Flows

The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended			Nine months ended
	Sept. 30, 2015	June 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014

	$	$	$	$	$
Cash flows from operating activities	33.8	25.7	30.1	60.4	53.1
Less purchases of property, plant and equipment	(10.6)	(6.2)	(9.1)	(25.8)	(33.6)

Free cash flows	23.2	19.6	21.0	34.6	19.5

Normal Course Issuer Bid

The Company also announces that the Toronto Stock Exchange has approved an amendment to the Company’s NCIB as a result of which the Company will be entitled to repurchase for cancellation up to 4,000,000 common shares until the expiry of the NCIB on July 9, 2016, representing 7.96% of the Company’s “public float”, consisting of 50,249,617 common shares as of June 30, 2015. The previous maximum under the NCIB was 2,000,000 common shares.

As of October 31, 2015, the Company had repurchased a total of 1,520,100 shares pursuant to its NCIB at a weighted average price of CDN$14.35 per share. There are 58,646,285 common shares of the Company currently issued and outstanding.

The Company also announces that it intends to amend its previously announced automatic share purchase plan entered into with a securities dealer acting as the Company’s agent for the NCIB, in order to reflect the increase in the maximum number of shares that the Company may repurchase under the NCIB. Under the automatic share purchase plan, the securities dealer may acquire, at its discretion, shares on the Company’s behalf during “black-out” or “closed” periods under the Company’s stock trading policy, subject to certain parameters as to price and number of shares.

Conference Call

A conference call to discuss the Company’s 2015 third quarter results will be held Thursday, November 12, 2015, at 10 A.M. Eastern Time. Participants may dial 877-223-4471 (USA & Canada) and 647-788-4922 (International).

AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS:

http://www.itape.com/investor-relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 59565748. The recording will be available from November 12, 2015 at 1:00 P.M. until December 12, 2015 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,000 employees with operations in 17 locations, including 12 manufacturing facilities in North America and one in Europe.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the losses related to the damage to, and shut down of, the Columbia, South Carolina facility, the coverage of such losses by the Company’s insurance policies, the transfer of duct tape and masking tape production, the Company’s M&A opportunities, the Company’s capital expenditures plan for 2016, the South Carolina Project, the Company’s dividends, and the Company’s 2016 and 2015 fourth quarter outlook, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the

Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information – Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2014 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and Management’s Discussion & Analysis are available on the Company’s website at www.itape.com in the Investor Relations section or under the Company’s profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000